UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No.    1)*

INYX, Inc.
(Name of Issuer)

common, 0.01 par value per share
(Title of Class of Securities)

461868101
(CUSIP Number)

Thursday, June 07, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 461868101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Raj Rajaratnam

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 8,515,000

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 8,515,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,515,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.03% (Based upon 53,106,650 shares of common outstanding)

12.	Type of Reporting Person (See Instructions) IN

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CUSIP No. 461868101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Galleon Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 8,515,000

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 8,515,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,515,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 16.03% (Based upon 53,106,650 shares of common outstanding)

12.	Type of Reporting Person (See Instructions) IA

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CUSIP No. 461868101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Galleon Captain's Offshore, LTD

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) ☒ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 4,790,415

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 4,790,415

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,790,415

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.02% (Based upon 53,106,650 shares of common outstanding)

12.	Type of Reporting Person (See Instructions) CO

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Item 1.

(a)	Name of Issuer
INYX, Inc.

(b)	Address of Issuer’s Principal Executive Offices

825 Third Avenue, 40th Floor, New York, NY,

Item 2.

(a)	Name of Person Filing

Raj Rajaratnam Galleon Management, L.P. Galleon Captain's Offshore, LTD

(b)	Address of Principal Business Office, or if none, Residence

For Galleon Management, L.P.:
590 Madison Avenue, 34th Floor
New York, NY  10022

For each Reporting Person other than Galleon Management, L.P.:
c/o Galleon Management, L.P.
590 Madison Avenue, 34th floor
New York, NY  10022

(c)	Citizenship

For Raj Rajaratnam: United States For Galleon Management, L.P.: Delaware For Galleon Captain's Offshore, LTD.: Bermuda

(d)	Title of Class of Securities

common, $0.01 par value per share

(e)	CUSIP Number

461868101

Item 3.   If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the                person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act.

(b)	☐ Bank as defined in Section 3 (a) (6) of the Act.

(c)	☐ Insurance Company as defined under Section 3 (a) (19) of the Act.

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act.

(e)	☐ Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

(f)	☐ Employee Benefit Plan, Pension Fund which is subject to the provision of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Section 240.13d-1(b) (ii) (F);

(g)	☐ Parent Holding Company, in accordance with Section 240.13d-1 (b) (ii) (G);

(h)	☐ Group, in accordance with Section 240.13d-1 (b) (1) (ii) (H);

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Item 4.   Ownership:

With respect to the beneficial ownership of the reporting person, see items 5 through 11 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person

Galleon Management, L.P. has beneficial ownership of the shares which are the subject of this filing through the invesment discretion it exercises over its clients’ accounts. Although such accounts do not have beneficial ownership of such shares for purposes of Section 13 and Section 16 of the Securities Exchange Act of 1934, one account managed by Galleon Management, L.P., Galleon Captains Offshore, Ltd. owns of record more than 5% of the Issuer’s outstanding shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable
Item 8. Identification and Classification of Members of the Group

Not Applicable
Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my information and belief, I certify that the information set forth in this statement is true, complete, and correct.

Wednesday, August 22, 2007 —————————————————
(Date)

RAJ RAJARATNAM, for HIMSELF;
For GALLEON MANAGEMENT, L.P., as the Managing Member of its General Partner, Galleon Management, L.L.C.;
For GALLEON CAPTAINS OFFSHORE, LTD., as the Managing Member of Galleon Management, L.L.C., which is the General Partner of Galleon Management, L.P., which in turn is an Authorized Signatory;

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Exhibit 1

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concening him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate in this statement is true, complete and correct.

RAJ RAJARATNAM, for HIMSELF;
For GALLEON MANAGEMENT, L.P., as the Managing Member of its General Partner, Galleon Management, L.L.C.;
For GALLEON CAPTAINS  OFFSHORE, LTD., as the Managing Member of Galleon Management, L.L.C., which is the General Partner of Galleon Management, L.P., which in turn is an Authorized Signatory;

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